Brightstar Corp.
                              2010 N.W. 84th Avenue
                                 Miami, FL 33122

                                                                October 14, 2004

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  David Ritenour
            Mary Beth Breslin

      Re:   Brightstar Corp.
            Registration Statement on Form 8-A (Registration No. 000-50927) Form RW-Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), on October 6, 2004, Brightstar Corp., a Delaware corporation (the "Registrant"), applied to withdraw its Registration Statement on Form S-1 (Registration No. 333-118036), together with all exhibits and amendments thereto.

     The Registrant hereby requests the withdrawal of its Registration Statement on Form 8-A (Registration No. 000-50927) filed on September 8, 2004 for the purpose of registering the Common Stock of the Registrant under Section 12(g) of the Securities Exchange Act of 1934, as amended.

     If you have questions regarding the foregoing application for withdrawal, please call me at (305) 921-1201 or Stephen R. Connoni, Esq. at Kirkpatrick & Lockhart LLP, outside counsel to the Registrant, at (212) 536-4040. Thank you for your assistance.

                                          Sincerely,

                                          BRIGHTSTAR CORP.

                                          By: /s/ R. Marcelo Claure
                                              ---------------------
                                          Name:   R. Marcelo Claure
                                          Title:  President and Chief
                                                  Executive Officer